EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to May 4, 2021

April 6, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 01, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 37,157

Date of transaction: April 01, 2021

Price paid per share: £88.741875

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,556,249 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,614,933.

The figure of 224,614,933 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

https://www.rns-pdf.londonstockexchange.com/rns/3983U_1-2021-4-1.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800
+44 (0) 7711 875070

April 7, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 06, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: April 06, 2021

Price paid per share: £90.040000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,586,249 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,584,933.

The figure of 224,584,933 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5751U_1-2021-4-6.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 8, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 07, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 33,984

Date of transaction: April 07, 2021

Price paid per share: £91.224647

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,620,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,550,949.

The figure of 224,550,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7408U_1-2021-4-7.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 9, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 08, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: April 08, 2021

Price paid per share: £92.149692

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,670,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,500,949.

The figure of 224,500,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8986U_1-2021-4-8.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 12, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 09, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: April 09, 2021

Price paid per share: £93.100000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,700,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,470,949.

The figure of 224,470,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0499V_1-2021-4-9.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 13, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 12, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: April 12, 2021

Price paid per share: £92.200000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,750,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,420,949

The figure of 224,420,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2109V_1-2021-4-12.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 14, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 13, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 70,000

Date of transaction: April 13, 2021

Price paid per share: £92.100000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,820,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,350,949

The figure of 224,350,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3583V_1-2021-4-13.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 15, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 14, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 40,000

Date of transaction: April 14, 2021

Price paid per share: £90.983979

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,860,233 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,310,949

The figure of 224,310,949 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5092V_1-2021-4-14.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 16, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 53,249

Date of transaction: April 15, 2021

Price paid per share: £91.331212

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,912,156 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,259,026

The figure of 224,259,026 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6535V_1-2021-4-15.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 19, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 16, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 16,021

Date of transaction: April 16, 2021

Price paid per share: £92.781415

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,928,177 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,243,005

The figure of 224,243,005 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7976V_1-2021-4-16.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 20, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 19, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 40,000

Date of transaction: April 19, 2021

Price paid per share: £93.280000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 7,968,177 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,203,005

The figure of 224,203,005 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9496V_1-2021-4-19.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 21, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 20, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: April 20, 2021

Price paid per share: £92.080000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,018,177 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,153,005

The figure of 224,153,005 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0902W_1-2021-4-20.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 22, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 21, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 60,000

Date of transaction: April 21, 2021

Price paid per share: £92.120000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,078,177 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,093,005

The figure of 224,093,005 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2226W_1-2021-4-21.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 23, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: April 22, 2021

Price paid per share: £92.860000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,106,925 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,064,257

The figure of 224,064,257 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3681W_1-2021-4-22.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 26, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 50,000

Date of transaction: April 23, 2021

Price paid per share: £92.820000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,156,925 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 224,014,257

The figure of 224,014,257 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5052W_1-2021-4-23.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 27, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 26, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 27,426

Date of transaction: April 26, 2021

Price paid per share: £92.260000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,184,351 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,986,831

The figure of 223,986,831 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6401W_1-2021-4-26.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 28, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 27, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 1,764

Date of transaction: April 27, 2021

Price paid per share: £91.851031

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,186,115 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,985,067

The figure of 223,985,067 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7789W_1-2021-4-27.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

April 29, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 28, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: April 28, 2021

Price paid per share: £91.4800

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,216,115 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,955,067

The figure of 223,955,067 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9761W_1-2021-4-28.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44(0) 118 927 3800
+44(0) 7711 875070

April 30, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 36,204

Date of transaction: April 29, 2021

Price paid per share: £91.741039

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,250,643 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,920,539

The figure of 223,920,539 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1358X_1-2021-4-29.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44(0) 118 927 3800
+44(0) 7711 875070

May 4, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on April 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 43,332

Date of transaction: April 30, 2021

Price paid per share: £91.320000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,293,975 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,877,207

The figure of 223,877,207 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3048X_1-2021-4-30.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44(0) 118 927 3800
+44(0) 7711 875070